Mail Stop 4561   August 15, 2008

Robert A. Buntz, Jr.
Chief Executive Officer and President
Webdigs, Inc.
3433 Broadway Street NE
Suite 501
Minneapolis, MN 55413

                         Re: Webdigs, Inc.
                         Form 10
                         Filed July 31, 2008
                         File No. 001-34106

Dear Mr. Buntz:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1.   We note that you have filed your Form 10 under Section 12(g) in response to comment one of our letter dated July 18, 2008. We also note that you did not withdraw the Form 10 filed under Section 12(b) on June 20, 2008. Please note that if you choose not to withdraw the Form 10 filed under Section 12(b) your filing becomes effective by lapse of time 60 days after the original filing date of June 20, 2008, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. At that time, you will be subject to the reporting requirements under

Section 13(a) of the Exchange Act. If you choose to withdraw the filing made under Section 12(b), the filing made under section 12(g) will be considered a new filing, and the filing will not go effective until 60 days from July 31, 2008.

2.   We note your response to comment two of our previous letter. In response to our comment, you modified promotional statements to present these statements as the opinion of management; however, in some parts, you did not include disclosure providing a reasonable basis for your opinions or beliefs. Please provide a reasonable basis for your opinions or beliefs. If you cannot provide a reasonable basis for your opinions or beliefs, please remove these statements.

3.   We note your response to comment three of our previous letter. In your response, you state that you have provided supporting materials with the response letter. We did not receive the supporting materials. Therefore, we reissue this comment. Please provide support for all quantitative and qualitative business and industry data used in the registration statement. Please clearly mark the specific language in the supporting materials that supports each statement.

4.   We note your response to comment seven of our previous letter. Please disclose in your registration statement that MoCo, Inc. is your landlord and describe the website-development work that they performed for you. Please disclose the principal terms of any related agreements between MoCo, Inc. and the company and file such agreements as exhibits as required under Item 601(b)(10) of Regulation S-K.

Item 1. Description of Business, page 1

Other Regulation, page 6

5.   We note your response to comment 11 of our previous letter. In your revised disclosure, you disclose Florida as on of the eight states that "have 'minimum service laws' that require realtors to provide a level of service that online real estate businesses typically do not provide." We also note that one of your two offices is based in Florida. Please disclose how the company meets the minimum service laws in Florida in light of the company conducting what appears to be mainly online real estate business.

Corporate Structure and Information, page 8

6.   Please clarify in this section whether Marquest Financial, Inc. and Home Equity Advisors, LLC, were consolidated into one entity in March 2008.

7.   We note your response to comment 13 of our previous letter. In your response, you state that you have added disclosure regarding the method used to determine the acquisition price. It is not clear on page 8 where this disclosure is located. Please add this disclosure or advise. Additionally, please disclose the names of the parties that negotiated the combination. Also please disclose the date on which Messrs. Buntz and Schrader agreed that Webdigs and Select Video should enter into a business combination.

Risk Factors, page 9

We may be impacted by general economic conditions …, page 15

8.   We note that this risk factor discusses general economic trends. Please add a risk factor that discusses the current problems in the real estate and/or credit markets, and how these conditions affect the company's business.

Item 2. Financial Information, page 16

Mortgage and Insurance, page 17

9.   Please disclose the average percentage of loan origination fees received since your inception. Please disclose whether you have received any fees based on the second fee source, "yield spread premium" and the average percentage if applicable. If you have not received fees based on the second fee source, please disclose in the third paragraph that the $614,000 you received was derived solely from loan origination fees. If you received fees from both sources, please disclose the total fees received from each source.

Trends and Uncertainties, page 17

10.   We note your revised disclosure indicates that you will concentrate on building market share and revenue in Minnesota if you are unable to obtain additional capital in sufficient time. Please disclose any plans for your Florida office or advise.

Item 5. Directors and Executive Officers, page 25

11.   We note your response to comment 27. On page 26, please clearly state that Mr. Larson is no longer a director for Cash Systems.

12.   We note that Mr. Shrader appears to have been the company's promoter within the last five years. We also note that Mr. Shrader was the subject of a recent NASD action. It appears that this information could be important to investors.

Please revise to include this information or advise. See Item 401(g) of Regulation S-K.

Item 7. Certain Relationships and Related Transactions; Director Independence, page 28

13.   Please include the disclosure regarding Mr. Shrader as required under Item 404(c) of Regulation S-K or advise.

Item 10. Recent Sales of Unregistered Securities, page 31

14.   We note your response to comment 30. In your response you state that the Form D was filed to cover a total of 3,306,000 shares sold from December 2007 through mid-March 2008. In the first paragraph of this section, you state: "The Company has sold and issued an aggregate of 3,366,000 shares of common stock … from November 1, 2007 through the date of this filing." Please revise to address this discrepancy or advise.

15.   For each transaction, please state the aggregate offering price as required by Item 701(c) of Regulation S-K.

16.   Please disclose in more detail the facts relied upon to make the exemption available. For example, was there any general solicitation? See Item 701(d) of Regulation S-K.

Financial Statements

Consolidated Statement of Stockholders' Equity, page F-4

17.   We have considered your response to our prior comment 32. We are still unsure how your presentation of a separate account for Unearned Compensation complies with paragraph 74 of SFAS 123(R). Please revise your financial statements to eliminate the Unearned Compensation column, or explain to us why no revision is necessary.

18.   We have reviewed your response to our prior comment 33 and the related analysis. Please provide us with a schedule detailing the timing of each restricted stock grant made during the period ended October 31, 2007 and the related value of each grant.

19.   We have reviewed your response to our prior comment 34. We continue to believe that the effects of your recapitalization transaction should be reflected in your opening equity balances regardless of when the transaction took place.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Robert Telewicz at (202) 551- 3438 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Legal Branch Chief